Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities

Issued Since April 1, 2004 and Outstanding As of the

End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including options and warrants	See Above	See Above
Preferred stock	None	None
Bank debt	See Above	See Above

Commercial paper		$331,000,000
Bond issues - straight		-0-
Bond issues - convertible	See Above	See Above
Guarantees	See Above	See Above
Total		$331,000,000